Guggenheim Investments
227 West Monroe Street
Chicago, Illinois 60606

GUGGENHEIM ENHANCED EQUITY STRATEGY FUND ("GGE")
GUGGENHEIM EQUAL WEIGHT ENHANCED EQUITY INCOME FUND ("GEQ")
GUGGENHEIM ENHANCED EQUITY INCOME FUND ("GPM")

January 30, 2017

Dear Valued Shareholder,

We still need your help.  A special meeting of shareholders of your Fund is scheduled to be held on February 13, 2017. We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds.

Shareholders are being asked to vote on a number of key initiatives including the reorganization of each of GGE, and GEQ into GPM. The details of the special meeting are described in the proxy statement that has been sent to all shareholders. For more information, please refer to the proxy statement, which can be found at https://www.proxyonline.com/docs/Guggenheim2017.pdf. If you have any proxy related questions, or would like to cast your proxy vote by phone, please call 1-888-567-1626 for assistance. Representatives are available between the hours of 9 a.m. and 10 p.m. Eastern Time.

Please help us today, by casting your important proxy vote.

There are four convenient methods for casting your important proxy vote:

1.
Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-888-567-1626. Representatives are available between the hours of 9:00 a.m. and 10:00 p.m. Eastern Time.

2.	Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.	Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4.	Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Thank you for being an investor in the Guggenheim Funds. We would be very grateful if you would use any one of the four voting methods listed above to ensure that your vote is recorded by before February 13th.

Sincerely,

Donald C. Cacciapaglia
President and Chief Executive Officer of the Funds